To Our Shareholders:

We would like to share with you the financial results and some highlights from our third fiscal quarter ended February 28, 2002.

Net sales for the third quarter of fiscal 2002 were $3.4 million, a decrease of 62 percent from net sales of $9.0 million in the same quarter of the prior year. Net loss for the quarter was $737,000, or $0.10 per share, compared with net income of $1.0 million, or $0.14 per share, in the same quarter a year ago.

For the nine months ended February 28, 2002, net sales were $9.0 million, a decrease of 66 percent from net sales of $26.7 million for the same period in the prior year. Net loss for the nine months ended February 28, 2002 was $2.1 million, or $0.30 per share. Net loss for the same period of the prior year was $160,000, or $0.02 per share, which included a charge of $1.6 million for the cumulative effect of applying SAB 101 for revenue recognition. Income for the nine months ended February 28, 2001 before that charge was $1.5 million, or $0.20 per share.

As of February 28, 2002, we had no outstanding debt. Our cash, short-term investments and long-term investments totaled $14.1 million; working capital was $25.3 million and book value per share was $4.61. Our long-term investments consist of interest bearing securities with maturities of less than 18 months.

We are encouraged by the recent strengthening of the DRAM market, which we believe could result in our receiving additional orders for our MTX massively parallel memory tester over the next few quarters. We are continuing development on our wafer level products and expect to start qualification testing this quarter of our first FOX full wafer burn-in of VCSEL laser diodes, which are used in the emerging optical communications market.

We are also aggressively developing new burn-in products during this downturn. We are planning to ship our next generation MAX4 burn-in system for higher power microprocessors in the latter part of the fourth fiscal quarter. In addition to introducing new products, we believe we have strengthened our market position for our MAX and MTX products in Taiwan by bringing direct sales staff into our office in Hsinchu, Taiwan.

We also see an increased interest in our FOX wafer level burn-in and test products, with applications ranging from memory devices to laser diodes. The FOX full wafer contact product continues to be a major part of our growth strategy. Even though we expect the semiconductor industry to recover long-term, we are still cautious about our short-term outlook. We plan to begin the customer acceptance process for both the new MAX4 system and VCSEL wafer level contactor in our fourth fiscal quarter. However, given SAB 101 revenue recognition requirements, our net sales for our fourth quarter may be less than those of the quarter just ended.

On behalf of everyone at Aehr Test, we deeply appreciate your continued support and patience during these difficult times.

/S/ RHEA J. POSEDEL
Rhea J. Posedel
CEO and Chairman

/S/ C.J. MEURELL
C.J. Meurell
President and COO

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

                                                    Three Months Ended     Nine Months Ended
                                                     Feb 28,    Feb 28,    Feb 28,    Feb 28,
                                                      2002       2001       2002       2001
                                                   ---------- ---------- ---------- ----------
Net sales......................................       $ 3,419    $ 9,008    $ 9,046    $26,672
Cost of sales..................................         1,801      4,938      4,612     15,830
                                                   ---------- ---------- ---------- ----------
Gross profit...................................         1,618      4,070      4,434     10,842
                                                   ---------- ---------- ---------- ----------
Operating expenses:
  Selling, general and administrative..........         1,683      1,744      4,814      5,646
  Research and development.....................           966      1,266      2,931      3,866
  Research and development cost
    reimbursement--DARPA ......................            --       (300)        --       (600)
                                                   ---------- ---------- ---------- ----------
    Total operating expenses...................         2,649      2,710      7,745      8,912
                                                   ---------- ---------- ---------- ----------
Income (loss) from operations..................        (1,031)     1,360     (3,311)     1,930

Interest income................................           110        276        423        739
Interest expense...............................            --         (1)        --         (7)
Other expense, net.............................           (91)       (16)       (92)       (90)
                                                   ---------- ---------- ---------- ----------
Income (loss) before income taxes .............        (1,012)     1,619     (2,980)     2,572

Income tax expense (benefit)...................          (275)       594       (835)     1,103
                                                   ---------- ---------- ---------- ----------
Income (loss) before cumulative effect
  of change in accounting principle............          (737)     1,025     (2,145)     1,469

Cumulative effect of change in accounting
  principle - net of tax.......................            --         --         --     (1,629)
                                                   ---------- ---------- ---------- ----------
Net income (loss)..............................       $  (737)   $ 1,025    $(2,145)   $  (160)
                                                   ========== ========== ========== ==========

Net income (loss) per share (basic)............       $ (0.10)   $  0.14    $ (0.30)   $ (0.02)
Net income (loss) per share (diluted)..........       $ (0.10)   $  0.14    $ (0.30)   $ (0.02)

Shares used in per share calculation (basic)...         7,169      7,138      7,140      7,060
Shares used in per share calculation (diluted).         7,169      7,186      7,140      7,060


CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                              Feb 28,       May 31,
                                                               2002          2001
                                                           (unaudited)
                                                            ----------     ----------
Assets
Current assets:
  Cash and cash equivalents ..........................         $ 7,001        $10,391
  Short-term investments .............................           3,551          3,764
  Accounts receivable.................................           5,009          5,751
  Inventories ........................................           8,610         10,125
  Prepaid expenses and other .........................           3,593          3,321
                                                            ----------     ----------
      Total current assets ...........................          27,764         33,352

Property and equipment, net ..........................           2,457          2,103
Long-term investments ................................           3,578          2,267
Other assets, net ....................................           1,896          1,870
                                                            ----------     ----------
      Total assets ...................................         $35,695        $39,592
                                                            ==========     ==========

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable ...................................         $   549        $ 1,213
  Accrued expenses ...................................           1,220          3,336
  Deferred revenue ...................................             646             51
                                                            ----------     ----------
      Total current liabilities ......................           2,415          4,600

Deferred revenue .....................................              39             39
Deferred lease commitment ............................             206            146
                                                            ----------     ----------
      Total liabilities ..............................           2,660          4,785
                                                            ----------     ----------
Shareholders' equity:
  Common stock........................................              72             71
  Additional paid-in capital .........................          36,332         36,134
  Notes receivable from shareholders .................              --            (84)
  Accumulated deficit ................................          (4,946)        (2,801)
  Net unrealized gain on investments..................              27             19
  Cumulative translation adjustment...................           1,550          1,468
                                                            ----------     ----------
      Total shareholders' equity .....................          33,035         34,807
                                                            ----------     ----------
      Total liabilities and shareholders' equity .....         $35,695        $39,592
                                                            ==========     ==========

"Safe Harbor" Statement: This letter contains forward-looking statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for the Company's products. Actual results may vary from projected results. These risks and uncertainties include economic conditions in Asia, particularly in Taiwan, and elsewhere, a continued slowdown in the semiconductor industry, world events, acceptance by customers of the FOX, MTX, MAX and DiePak technologies, the Company's development and manufacture of a commercially successful wafer-level burn-in system, a downturn in customer quote activity levels, the ability of the Company to turn customer quotes into sales, the Company's ability to control spending and maintain research and development projects, the Company's ability to increase net sales and the potential emergence of alternative technologies, which could adversely affect demand for the Company's products in calendar year 2002. See the Company's 10-K and most recent 10-Q filed with the SEC for additional risks affecting the Company.